Business Marketing Services, Inc.

350 Madison Avenue, 8th Fl

New York, NY 10017

 September 20, 2011

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:             David R Humphrey, Accounting Branch Chief
Amy Geddes
Margery Reich

Re:         Business Marketing Services, Inc. (the “Company”)
Form 10K for the Year Ended December 31, 2010
Filed April 15, 2011
File No. 333-152017

Form 10-Q for Quarter ended March 31, 2011
Filed May 31, 2011
File No. 333-152017

Ladies and Gentlemen:

We have received your comment letter dated August 31, 2011. We have reviewed the comments and realize that we will need more time to gather the information required to provide you with a complete response. Additionally we will need more time to coordinate with our auditors for their sign off on any changes to the previously filed 10K and 10Q. We estimate that we will need an additional 30 days to complete this process.

Thank you in advance for your assistance.  If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Hans Pandeya
Hans Pandeya